UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DANAOS CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y1968P105
(CUSIP Number)

William S. Haft, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 (212) 506 3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,621,621*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,621,621*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maryport Navigation Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,621,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,621,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,621,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,621,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

This Schedule 13D/A is being filed by Sphinx Investment Corp. ("Sphinx"), Maryport Navigation Corp. ("Maryport") and George Economou ("Economou," and collectively with Sphinx and Maryport, the "Reporting Persons").  The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their respective beneficial ownership of the Shares (as defined below).

The purpose of this Amendment No. 2 is to report changes to Item 3, Item 4 and Item 5 as a result of Purchase Agreement No. 2 entered into by Sphinx as described in Item 6.

Item 1.  Security and Issuer.

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the "Shares"), of Danaos Corp., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.  Identity and Background.

a.	Name

Sphinx Investment Corp.

b.	Residence or Business Address

Republic of the Marshall Islands

Address of Principal Office: c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta

c.	Occupation

Investment of stocks and other securities

d.	Convictions

Sphinx has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.	Civil Judgments

Mare Services Limited ("Mare") of Malta is the sole director of Sphinx.  Mare is a limited liability company organized under the laws of Malta.  Mare has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Not applicable

The following information relates to Maryport:

Item 1.  Security and Issuer.

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the "Shares"), of Danaos Corp., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.  Identity and Background.

a.	Name

Maryport Navigation Corp.

b.	Residence or Business Address

Liberia

Address of Principal Office: c/o Ms. Maria Phylactou, Neocleous Building, 199, Arch. Makariou III Avenue, 1076 Limassol, Cyprus

c.	Occupation

Investment of stocks and other securities; Maryport is also the sole shareholder of Sphinx

d.	Convictions

Maryport has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.	Civil Judgments

Ms. Maria Phylactou of Cyprus is the sole director and officer of Maryport.  Ms. Phylactou is a citizen of Cyprus.  Ms. Phylactou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Not applicable

The following information relates to George Economou:

Item 1.  Security and Issuer.

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the "Shares"), of Danaos Corp., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.  Identity and Background.

a.	Name

George Economou

b.	Residence or Business Address

Business Address: c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta

c.	Occupation

Investor and business executive

d. & e.	Convictions and Civil Judgments

Mr. Economou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Greece

Item 3.  Source or Amount of Funds or Other Consideration.

Sphinx purchased an aggregate of 11,471,621 Shares for an aggregate consideration of $42,444,997.70 pursuant to that certain Subscription Agreement, dated as of August 6, 2010 (the "Subscription Agreement"), by and between the Issuer and Sphinx.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.

Sphinx purchased an aggregate of 4,750,000 Shares for an aggregate consideration equal to the volume weighted average price of the Issuer's common stock pursuant to a Stock Purchase Agreement, dated as of March 22, 2016 (the "Purchase Agreement No. 1"), by and between Sphinx and Radu Financial Holdings Limited, a Marshall Islands corporation.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.

Sphinx purchased an aggregate of 5,400,000 Shares for an aggregate consideration of (i) $1.00 and (ii) other good and valuable consideration pursuant to a Stock Purchase Agreement, dated as of December 13, 2016 (the "Purchase Agreement No. 2"), by and between Sphinx and Lambretta Investments Inc., a Marshall Islands corporation.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.

Item 4.  Purpose of Transaction.

All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer.  Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may from time to time, subject to any legal or contractual restrictions, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed beneficial owners of, 21,621,621 Shares, or 19.69% of the outstanding Shares.

b.	For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sphinx has the sole power to vote or direct the vote of 21,621,621 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 21,621,621 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,621,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,621,621 Shares.

Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,621,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,621,621 Shares.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

See Item 3 above.

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement No. 1 is attached hereto as Exhibit B and Purchase Agreement No. 2 is attached hereto as Exhibit C.  Sphinx entered into that certain Subscription Agreement dated as of August 6, 2010 with the Issuer (the "Subscription Agreement"), that certain Registration Rights Agreement dated as of August 6, 2010 (the "Registration Rights Agreement"), and that certain Voting Agreement, dated as of August 6, 2010 (the "Voting Agreement") with Danaos Investments Limited as Trustee of the 883 Trust.  Pursuant to the Voting Agreement, Sphinx has the right to appoint a director to the Issuer's board of directors, and thereafter at each annual or special meeting of stockholders of the Issuer at which the term of such director is scheduled to expire, nominate for election by its stockholders to its board of directors a person designated by Sphinx, provided certain conditions are satisfied.  Sphinx has appointed Mr. George Economou to serve on the Issuer's board of directors.  The full text of the Voting Agreement, the Subscription Agreement, and the Registration Rights Agreement, are incorporated by reference herein.  The Voting Agreement, the Registration Rights Agreement and certain covenants in the Subscription Agreement shall continue to apply to the Shares held by Sphinx after giving effect to the transactions contemplated by Purchase Agreement No. 1 and Purchase Agreement No. 2.

Except as disclosed in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement between the Reporting Persons

Exhibit B:	Purchase Agreement No. 1 (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons as of March 29, 2016)

Exhibit C:	Purchase Agreement No. 2

Exhibit D:	Voting Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

Exhibit E:	Subscription Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

Exhibit F:	Registration Rights Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: Mare Services Limited

By:	/s/ Clarissa Cefai
Name: Clarissa Cefai
Title: Director

MARYPORT NAVIGATION CORP.

By:	/s/ Maria Phylactou
Name: Maria Phylactou
Title: Authorized Signatory

/s/ George Economou
George Economou

Dated:  December 22, 2016

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated December 13, 2016 relating to the common stock of Danaos Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]

SPHINX INVESTMENT CORP.

By: Mare Services Limited

By:	/s/ Clarissa Cefai
Name: Clarissa Cefai
Title: Director

MARYPORT NAVIGATION CORP.

By:	/s/ Maria Phylactou
Name: Maria Phylactou
Title: Authorized Signatory

/s/ George Economou
George Economou

Dated:  December 22, 2016

Exhibit B

PURCHASE AGREEMENT NO. 1

(See Attached)

Exhibit C

PURCHASE AGREEMENT NO. 2

(See Attached)

Exhibit C
STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement (this "Agreement") is made and entered into as of December 13, 2016, by and between Lambretta Investments Inc., a Marshall Islands corporation (the "Seller") and Sphinx Investment Corp., a Marshall Islands corporation (the "Purchaser").
W I T N E S E T H:
Whereas, the Seller owns 5,400,000 shares of common stock, par value $0.01 (the "Seller Shares") of Danaos Corp., a Marshall Islands corporation (the "Company"); and
Whereas, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Seller Shares on the terms and conditions set forth herein.
Now, Therefore, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Sale and Purchase of Stock.
1.1 Purchase and Sale of Stock.  On the terms and subject to the conditions of this Agreement, at the Closing (as defined below), the Seller agrees to sell, assign, transfer and convey to the Purchaser, all right, title and interest in and to all of the Seller Shares, free and clear of all Encumbrances (as defined below) and Purchaser agrees to purchase and accept and assume from the Seller, all right, title and interest in and to the Seller Shares, for a total aggregate purchase price consisting of (i) US$1.00 and (ii) other good and valuable consideration (collectively, the "Purchase Price").
1.2 Closing.  At or before the Closing, the Seller and the Purchaser shall take all such action and deliver all such funds, documents, instruments, certificates and other items as may be required, under this Agreement or otherwise, in order to perform or fulfill all covenants, conditions and agreements on each party's part to be performed or fulfilled at or before the Closing and to cause all conditions precedent to the other parties' obligations under this Agreement to be satisfied in full.  The closing of the transactions contemplated herein (the "Closing") shall take place at 10:00 a.m. Central European time on the date hereof, or at such other time and place as the Company, the Seller and the Purchaser agree to in writing.
1.3 Deliveries.  Subject to the terms and conditions of this Agreement, at the Closing, the Seller will deliver to the Purchaser a stock certificate or certificates representing the Seller Shares to be sold by the Seller to the Purchaser, duly endorsed for transfer to the Purchaser, or accompanied by a stock power executed by the Seller in favor of the Purchaser, together with any documents that, in the reasonable judgment of the Purchaser, are necessary to transfer and convey to, and vest in, the Purchaser good and valid title to the Seller Shares, free and clear of all Encumbrances (other than restrictions under the securities laws), against payment of the purchase price therefor by wire transfer of immediately available funds to the Seller's account.  The Purchaser shall not be obligated to purchase any of the Seller Shares at the Seller Closing unless all of the Seller Shares have been delivered by the Seller in accordance with this Section 2.

1.4 Stock Power and Transfer.  Each of the parties agrees that this Agreement shall constitute a stock power or other necessary authorization to transfer, as the case may be, authorizing the Company and/or its transfer agent to record on its books and records the transfers of the Seller Shares from the Seller to the Purchaser and to effect the other cancellations and issuances described herein.
1.5 Assignment and Assumption; Agreement to be Bound.  In connection with transfer of the Seller Shares at the Closing, the Seller hereby assigns and transfers to the Purchaser all of the Seller's rights, title and interests in and to the Seller Shares and the Purchaser hereby accepts the assignment and transfer of the Seller Shares.
2. Representations and Warranties of the Seller To The Purchaser.
The Seller hereby represents and warrants to the Purchaser and the Company as follows:
2.1 Title to Seller Shares.  Immediately prior to the execution of this Agreement, the Seller has, and the Purchaser is acquiring hereunder, good and marketable title to the Seller Shares being sold hereunder by the Seller, together with all rights assigned under the contracts, free and clear of any lien, encumbrance, claim, pledge, restriction on sale, transfer or voting restrictions, preemptive right, option or other right to purchase (collectively "Encumbrances"), other than Encumbrances imposed by securities laws or created by the Purchaser.
2.2 Authority; Binding Agreement.  The Seller has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
2.3 No Conflict.  The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations pursuant to this Agreement, and the consummation of the transactions contemplated hereby will not result in a breach by the Seller of, be prohibited by, require any additional approval under, accelerate the performance provided by, give any person a right to terminate or receive any payment or compensation under, or constitute a default by the Seller, under any agreement, instrument, decree, law, judgment or order to which the Seller is a party, to which the properties of the Seller may be subject, or by which the Seller may be bound, result in the creation of any Encumbrances on the Seller Shares, other than Encumbrances pursuant to obligations under the contracts assumed pursuant to Section 1.5 or Encumbrances that have been created by the Purchaser or restrictions imposed by securities laws.

2.4 Compliance.  The Seller has complied with all procedures and requirements necessary to validly transfer all of the Seller Shares to the Purchaser hereunder pursuant to and in accordance with the Company's contracts, the Company's organizational documents, or otherwise, and that the Seller has received all consents or waivers necessary to transfer the Seller Shares to the Purchaser and that such transfer is not subject to any right of first refusal, preemptive, tag-along or drag-along right or other comparable obligations or restrictions that have not been waived.
2.5 Consent.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, state or local governmental authority or other person on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement, except those that have been duly waived or properly complied with to the extent applicable to the transfer contemplated hereby.
2.6 Ownership.  The Seller Shares were originally issued by the Company to the Seller and the Seller Shares have not been transferred to any other person or entity since being originally issued to the Seller, and that the Seller Shares are fully-vested and not subject to any vesting provisions.  The Seller Shares constitute all of the shares of common stock of the Company held by Seller as of the date hereof.
2.7 Litigation.  There is no action, suit, proceeding or investigation pending or, to Seller's knowledge, currently threatened that questions the validity of this Agreement or the right of the Seller to enter into this Agreement or to consummate the transaction contemplated hereby.
2.8 Tax Matters.  The Seller expressly acknowledges and agrees that neither the Purchaser nor the Purchaser's Related Parties, the Company, nor any of their respective agents, makes any representation to the Seller with respect to the tax treatment of the transactions contemplated by this Agreement.  The Seller shall be solely responsible for the payment of any and all income, transfer and other taxes, filing and recording fees and similar charges relating to the transactions contemplated herein.  For purposes of this Agreement, the Purchaser's "Related Parties" shall mean (i) each entity controlled by, controlling or under common control with the Purchaser, (ii) the past, present and future directors, officers, employees, stockholders, controlling persons, partners (direct or indirect), managers, members (direct or indirect), agents, subsidiaries, attorneys, financial advisors, investment banking advisors, insurers and representatives of the Purchaser and/or the respective entities identified or otherwise referred to in clause (i) of this sentence and (iii) the successors and past, present and future assigns of the Purchaser and the parties referred to in clause (i) and (ii) of this sentence.
2.9 Receipt of Information/Sophisticated Seller.  The Seller (i) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (ii) acknowledges that it is aware of the Company's business, affairs and financial condition, (iii) has negotiated this Agreement on an arm's-length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this Agreement and  its subject matter and has received all the information that it considers material, necessary or appropriate in determining whether to sell the Seller Shares, and (iv) based on such information and the advice of such advisors as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement (independently and without reliance upon the Purchaser or the Company) and further acknowledges that such information is sufficient to allow the Seller to reach an informed decision to sell the Seller Shares.  The Seller hereby represents that it has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, any strategic transaction, public securities offering, private financing transaction (whether equity or debt), merger, consolidation, recapitalization, reclassification, reorganization, change of control transaction, sale of assets or securities, liquidation or similar transaction which have been, are being or may be contemplated by the Company.  The Seller hereby acknowledges that none of the Purchaser, the Company or any of their respective affiliates is acting as a fiduciary or financial or investment adviser to the Seller, and none of such persons has given the Seller any investment advice, opinion or other information on whether the sale of the Seller Shares is prudent.  The Seller further acknowledges that (A) the Purchaser currently may have, and later may come into possession of, information with respect to the Company that is not known to the Seller and that may be material to a decision to sell the Seller Shares ("Purchaser Excluded Information"), (B) the Seller has determined to sell the Seller Shares notwithstanding its lack of knowledge of the Purchaser Excluded Information, and (C) that any future sales of the Company's capital stock could be at a premium or a discount to the Purchase Price, and such sale could occur at any time or not at all.  The Seller hereby acknowledges that it has been afforded the opportunity to review this Agreement with its own legal counsel and that it has not relied on any representation or statement of, or made by, the Purchaser in making its investment decision in selling the Seller Shares other than the representations and warranties expressly set forth in Section 3 hereof.

3. Representations and Warranties of the Purchaser.
The Purchaser hereby represents and warrants to the Seller and the Company as follows:
3.1 Authority; Binding Agreement.  The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies
3.2 No Reliance. The Seller and the Purchaser acknowledges and agrees (severally and not jointly) that neither the Company, nor any of its stockholders, officers, directors, employees, or agents (other than the Seller and Purchaser as set forth herein) have (i) acted as an agent, finder or broker for the Seller or the Purchaser or their respective agents with respect to the offer, purchase and/or sale of the Seller Shares, (ii) made any representations or warranties of any kind, express or implied, to the Seller or the Purchaser or their respective agents in connection with the offer, purchase and/or sale of the Seller Shares or (iii) at any time had any duty to the Seller or the Purchaser or their respective agents to disclose any information relating to the Company, its business, or financial condition or relating to any other matters in connection with the offer, purchase and/or sale of the Seller Shares. In making its decision to sell the Seller Shares, the Seller is relying solely on its own knowledge and experience and the representations and warranties of the Purchaser set forth in Section 3 hereof (and not on any information provided by the Company or its agents).  In making its decision to purchase the Seller shares, the Purchaser is relying solely on its own knowledge and experience and the representations and warranties of the Seller (and not on any information provided by the Company or its agents).

4. Indemnification and Release.
4.1 The Seller will indemnify, defend and hold harmless the Purchaser and Purchaser's Related Parties (each, an "Indemnified Party") against all expenses (including reasonable attorneys' fees, disbursements and other charges of counsel incurred by the Indemnified Party), claims, losses, damages or liabilities (or actions, proceedings or settlements in respect thereof) arising out of or based on any claim, complaint, suit or proceeding or cause of action by the Purchaser or a third party alleging any breach of the representations and warranties  or covenants made by the Seller in this Agreement.
4.2 The Seller hereby releases the Company, the Purchaser, the Purchaser's Related Parties and any future holder of the Seller Shares and waives any and all rights, actions, claims, liabilities, obligations, damages and causes of action whether known, suspected or unknown, whether in law or in equity which the Seller may have or may claim to have against the Company, the Purchaser, the Purchaser's Related Parties or any future holder of the Seller Shares arising from or relating to the sale of the Seller Shares to the Purchaser under this Agreement (excluding, however, claims for breach of any of the Purchaser's express representations or obligations under this Agreement, and solely with respect to the Purchaser).
5. Miscellaneous.
5.1 Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assignees of the parties (including transferees of any Seller Shares).  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
5.2 Governing Law.  This  Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by and construed under the laws of the State of New York without regard to principles relating to conflicts of law.
5.3 Amendment.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of each of the parties hereto.
5.4 Titles and Subtitles.  The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5 Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision or provisions were so excluded and shall be enforceable in accordance with its terms
5.6 Entire Agreement.  This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.
5.7 Further Documentation and Further Assurances.  Each party hereto agrees to take all such actions as may be necessary, and to execute and deliver any and all further agreements, documents or instruments necessary, to effect this Agreement and the transactions contemplated hereby or as reasonably requested by the Company or any other party  (prior to, at or after the Closing) to evidence its rights hereunder.
5.8 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
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In Witness Whereof, the parties hereto have executed this Stock Purchase Agreement as of the date first above written.

SELLER:

LAMBRETTA INVESTMENTS INC.

By:	/s/ Louise Cefai
Name:	Ms. Louise Cefai
Title:	Sole Director

In Witness Whereof, the parties hereto have executed this Stock Purchase Agreement as of the date first above written.

PURCHASER:

SPHINX INVESTMENT CORP.

By:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited, Sole Director